SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ/MF No. 06.164.253/0001-87
NIRE 35.300.314.441
Publicly-held Company

CHARTER OF THE SPECIAL INDEPENDENT COMMITTEE

Chapter I                Purpose and Scope

Section	1 This Charter of the Special Independent Committee (“Charter”) sets forth the main guidelines for the operation and functioning of the Special Independent Committee of Gol Linhas Aéreas Inteligentes S.A. (“Company” and “Committee”, respectively). The main purpose of the Committee is to assist the Board of Directors of the Company (“Board”) in overseeing and monitoring Restructuring Matters (as defined in Section 13, item (i), below).
Section	2 The Committee has been constituted by the Board as an advisory committee to the Board with such power and authority as set out in this Charter. The Committee’s actions and powers are subject to, in all respects, the provisions of the applicable law, the bylaws of the Company (“Bylaws”) and this Charter.

Chapter II              Composition

Section	3 The Committee shall be composed of, at least, three (3) independent members (“Committee Member”), all of which shall be appointed by the Board for a term of office of one (1) year, removable at any time by the Board, with or with cause, provided that:
(i)	at least one (1) Committee Member shall be independent director, in accordance with the Bylaws and the Listing Regulations of the Level 2 of Corporate Governance (Regulamento de Listagem do Nível 2 de Governança Corporativa) of B3 S.A. – Brasil, Bolsa, Balcão (“Level 2 Regulations”); and
(ii)	the Board may appoint external Committee Members, as long as such members comply with the definition of independent director set forth in the Level 2 Regulations.
Section	4 The Board shall designate one Committee Member to serve as chairperson of the Committee (“Chairperson”). If the Chairperson is not designated by the Board, the Committee Members may designate the Chairperson by majority vote.
Paragraph	1st In the event of any temporary absences or impediments, the Chairperson shall be replaced by another Committee Member appointed by the Chairperson.
Paragraph	2nd The Chairperson shall be responsible for representing the Committee in its relationship with the Board and the Company’s Officers and signing, whenever necessary, correspondences, invitations and reports addressed to them.
Section	5 Upon the occurrence of any vacancy among the Committee Members, the Board shall appoint a replacement member to the Committee, in accordance with this Charter, to serve for the remainder of the term of office initially designated for the vacating Committee Member.

Chapter III            Meetings

Section	6 The Committee shall hold regularly scheduled meetings and such special meetings, as circumstances dictate, at such intervals as considered necessary to carry out the Committee’s duties and responsibilities (“Committee Meetings”). Committee Meetings may be held: (i) in person; (ii) by means of telephone or video conference or other means that allows all persons participating in the Committee Meeting to hear each other; and such participation in a Committee Meeting shall be deemed as “in-person” attendance to such Committee Meeting; (iii) by written vote (including e-mail); or (iv) as otherwise permitted by law.
Section	7 Any Committee Member or member of the Board may call a Committee Meeting upon delivery of notice to each Committee Member with no less than three (3) Business Days’ prior notice, or, in case of special emergency meetings, such shorter period as such Committee Member or member of the Board may reasonably determine, with the approval of the Chairperson, where urgent business has arisen.
Section	8 The Chairperson will preside, when present, at all Committee Meetings, provided, however, that, in the event of any temporary absences or impediments, the Committee meeting shall be presided by such other Committee Member appointed in accordance with Section 4, Paragraph 1st, above.
Paragraph	1st The Chairperson or such other Committee Member appointed in accordance with Section 4, Paragraph 1st, above shall designate a secretary – who may be a Committee Member, a member of the Board, an Officer, or an employee of the Company –, responsible for writing up the minutes of such Committee Meeting (“Secretary”).
Paragraph	2nd Minutes of each Committee Meeting shall be prepared by the Secretary under the supervision of the Chairperson, circulated to Committee Members for review and approval, drawn up in the book of minutes of meetings of the Board, and signed by each Committee Member attending such Committee Meeting.
Paragraph	3rd Abstentions and dissenting votes in relation to each matter resolved at a Committee Meeting shall be recorded in the minutes thereof and, if necessary, the Committee Members may explain the reasons for the dissenting votes in a separate instrument, which shall be filed in the Company’s records.
Section	9 A majority of the Committee Members at the time a Committee Meeting takes place shall constitute a quorum.
Section	10 Each Committee Member will be assigned to one vote at the Committee Meeting. A resolution of the Committee is passed upon the affirmative vote of a majority of the Committee Members that are present at any Committee Meeting at which the quorum set forth in Section 9 above is met.

Section	11 The resolutions passed by the Committee shall be construed as non-binding recommendations to the Board, which shall ultimately resolve on such Restructuring Matters.
Section	12 Efforts shall be made to ensure that the presence of persons unrelated to the Committee at Committee Meetings is limited to cases in which it is necessary and subject at all times to an invitation from the Chairperson for the items on the agenda for which they are called to attend.
Paragraph	1st Persons who are present at a Committee Meeting, but are not Committee Members, shall not be counted for quorum or voting purposes.
Paragraph	2nd If invited to attend by the Chairperson, any member of the Board, officer of the Company, or other person may participate at the Committee Meeting with the right to speak but not to vote on any matters.

Chapter IV            Responsibilities and Duties

Section	13 The Committee shall have the following responsibilities and duties:
(i)	evaluate, review, plan for, oversee negotiations and give recommendations to the Board in respect to any matters arising from or related to (the following subclauses (a) – (e), collectively, “Restructuring Matters”):
(a)	the recapitalization or restructuring of the Company and/or its subsidiaries (collectively, “Company Parties”);
(b)	the amendment, extension, restructuring, refinancing or equitization of the terms of any indebtedness of the Company Parties, or any of their respective obligations to customers, vendors, lessors, and other creditors, and the modification of contracts, leases, agreements or arrangements with such parties;
(c)	the incurrence of additional debt financing or the possible issuance of additional equity interests by one or more of the Company Parties;
(d)	the possible sale of all or a portion of any of the assets or equity interests of the Company Parties;
(e)	the filing or commencement by one or more of the Company Parties of proceedings to facilitate a possible restructuring transaction, which may include, without limitation, voluntary petitions for relief under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532, and the terms of any proposed or potential transaction related thereto; and
(f)	any conflict of interest related to the matters above.
(ii)	determine and take such other actions as the Committee may from time to time deem appropriate or desirable in connection with the discharge of its responsibilities and exercise of its powers set forth herein.

Chapter V             Cooperation of Officers and Agents

Section	14 The officers of the Company are required, authorized and directed to:
(i)	cooperate fully with the Committee and to provide such assistance as the Committee may request, in connection with the discharge of its responsibilities and exercise of its powers set forth herein; and
(ii)	as applicable, provide the Committee with such information and materials, including without limitation any books, records, data, reports or studies of or pertaining to the Company and/or its subsidiaries, and such officers’ and their respective advisors’ (including, without limitation, any external legal and financial advisors engaged by the Company in connection with the Restructuring Matters) reports, views and opinions, in each case as the Committee may request.

Chapter VI            Miscellaneous

Section	15 Each Committee Member is required to declare, prior to the commencement of discussions and/or resolutions on any matter in which, for any reason, they may have a particular or conflicting interest with that of the Company, their conflicting position regarding such matter, and to refrain from consideration and recommendation regarding such matter.

Sole Paragraph As soon as a specific matter involving a particular or conflicting interest with that of the Company is identified, and in the absence of disclosure by the interested member in accordance with Section 15 above, any Committee Member shall communicate such particular or conflicting interest to the other Committee Members.

Section	16 In case of a conflict between this Charter and the Bylaws, the Bylaws shall prevail.
Section	17 For the purposes of this Charter, “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in the city of São Paulo, State of São Paulo, Brazil, are authorized or required by law to close.
Section	18 This Charter was approved at the meeting of the Board held on January 25, 2024, and may be amended, modified, supplemented, or revoked from time to time upon prior approval by the Board.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer